Performance Trust Capital Partners, LLC

Financial Report
December 31, 2025

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47035

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Performance Trust Capital Partners, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

500 West Madison Street, Suite 450
_____
(No. and Street)

Chicago	IL	60661
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ryan Gazda	312-521-1111	rgazda@performancetrust.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
_____
(Name – if individual, state last, first, and middle name)

30 S Wacker Dr., Ste 3300	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

09/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ryan Gazda _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Performance Trust Capital Partners, LLC _____ , as of 12/31 _____ , 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Official Seal
KATHRYN M BECKERT
Notary Public, State of Illinois
Commission No. 929255
My Commission Expires April 7, 2029

Kathryn Beckert
Notary Public

Signature: _____

Title: _____
Chief Financial Officer

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statement of Financial Condition	2
Notes to Financial Statements	3 - 14



Report of Independent Registered Public Accounting Firm

To the Member of Performance Trust Capital Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition Performance Trust Capital Partners, LLC (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2005.

Chicago, Illinois
March 2, 2026

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Performance Trust Capital Partners, LLC

Statement of Financial Condition
December 31, 2025

Assets

Cash	$	4,340,162
Receivable from clearing broker		8,555,607
Receivables from affiliates and employees		2,137,268
Securities owned, at fair value (includes pledged securities of $336,935,472)		1,142,706,676
Prepaid expenses		9,809,892
Other assets		23,191,292
Total assets		**$ 1,190,740,897**

Liabilities and Member's Equity

Liabilities:		
Payable to clearing broker	$	459,382,658
Securities sold under agreements to repurchase		319,106,000
Securities sold, not yet purchased, at fair value		58,832,202
Accrued compensation and benefits		119,728,732
Accounts payable, accrued expenses and other liabilities		19,086,262
		976,135,854
Member's equity		214,605,043
Total liabilities and member's equity		**$ 1,190,740,897**

See Notes to Financial Statements.

Note 1.   Nature of Business and Significant Accounting Policies

Organization and nature of business: Performance Trust Capital Partners, LLC (the Company), an Illinois limited liability company, was formed on October 6, 2006, and is a wholly owned subsidiary of PT Financial Companies LLC (the Parent and PTF). PTF is majority owned (60%) by PT Financial Holdings, Inc. (PTFH). The other 40% is owned by key employees of PTFH. The Company was formed for the purpose of conducting business as an introducing broker-dealer in fixed income securities. Its customers are comprised primarily of banks and other financial institutions located throughout the United States. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA) and the National Futures Association (NFA).

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirement of Paragraph (k)(2)(ii) provides that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer, Pershing LLC (a subsidiary of The Bank of New York Mellon Corporation), carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. The Company may obtain short-term financing by borrowing from its clearing broker against its principal inventory positions, subject to collateral maintenance requirements. The Company is also exempt from Rule 15c3-3 of the SEC because the Company's other business activities contemplated by Footnote 74 of the Securities and Exchange Commission's Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, providing technology or platform services and participating in distribution of securities (other than firm commitment underwritings) in accordance with paragraphs (a) or (b)(2) of Rule 15c2-4 and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, carry accounts of or for customers or carry PAB accounts.

A summary of the Company's significant accounting policies are as follows:

The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of the financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities and derivatives transactions: Securities and derivatives transactions and related revenues and expenses are recorded at fair value on a trade-date basis. Receivables and payables for securities or derivatives transactions that have not reached their contractual settlement date are recorded in receivables from and payables to clearing broker on the statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies (continued)

Contract assets and liabilities: Included within other assets on the statement of financial condition, the Company records accounts receivable from contracts with customers when a performance obligation has been satisfied and billed for, but amounts are still outstanding net of any allowances for credit losses. All contract receivables at December 31, 2024 were collected during the year ended December 31, 2025.

Gross accounts receivables from contracts with customers:

	12/31/2025		12/31/2024
Investment banking fees	$ 3,743,676	$	2,442,304
Enterprise shape management fees	747,226		729,245
Other advisory services	1,490,139		910,831
Total accounts receivable (gross)	$ 5,981,041	$	4,082,380

Allowance for credit losses:

	12/31/2025		12/31/2024
Investment banking fees	$ -	$	17,500
Enterprise shape management fees	2,925		10,813
Other advisory services	3,023		75
Total allowance for credit losses	$ 5,948	$	28,388

The timing of contract revenue recognition may differ from the timing of payment by the Company's customers. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment.

Deferred revenue: When payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied. Deferred revenue primarily relates to fees received relating to annual contracts for advisory services where the performance obligation has not yet been satisfied. Deferred revenue at December 31, 2025, and December 31, 2024, was approximately $0.6 million and $0.4 million respectively, and is included in the accounts payable, accrued expenses, and other liabilities on the statement of financial condition. All deferred revenue at December 31, 2024, was recognized as revenue during the year ended December 31, 2025.

Note 1.   Nature of Business and Significant Accounting Policies (continued)

Measurement of credit losses on financial instruments: On January 1, 2020, the Company adopted Accounting Standards Update (ASU) 2016-13, Financial Instruments – Measurement of Credit Losses (Topic 326) on Financial Instruments. The standard requires the application of a current expected credit loss, or CECL, impairment model to financial assets measured at amortized cost, including accounts receivable and certain off-balance sheet credit exposures. The impairment model introduced by the new CECL standard is based on expected losses over the life of its financial assets and certain off-balance sheet exposures, rather than incurred losses. Expected losses can be evaluated based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company evaluated its financial assets under the CECL guidelines noting no material impact upon adoption. The Company noted the following:

- The Company's receivables from affiliates and employees, as shown in the statement of financial condition, represent due from balances associated with expense sharing agreements between the Company and its affiliates and prepaid expenses the Company paid on behalf of employees. All affiliates share a common parent and are in good financial standing. Likewise, prepaid expenses on behalf of employees are redeemed at multiple points throughout the year from employee bonus or distribution payments. As such, no credit losses were taken on the Company's receivables from affiliates and employees balance.

- The Company's customer receivables, as reported in other assets in the statement of financial condition, represent contract receivables for various services provided by the Company. Customers of these services are generally banks and credit unions, who also buy bonds from the Company and are highly regulated. The Company's expected loss allowance methodology for these contract receivables is developed using historical collection experience, current and future economic and market conditions and a review of the current status of each customer's contract receivables. Due to the short-term nature of such receivables, and the fact that the Company's historical loss percentage over the past 32 months is under 1%, the estimated amount of accounts receivable that may not be collected is based on the aging of the accounts receivable balances and the financial condition of its customers. Balances are written off when determined to be uncollectible.

Resale and repurchase agreements: Transactions involving securities sold under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financing transactions. Repos are carried at their contract value on the statement of financial condition. There was no cash collateral held by any repo counterparty as of December 31, 2025. Securities pledged as repo collateral are included in securities owned, at fair value in the statement of financial condition. Accrued interest on such transactions is included in accounts payable, accrued expenses, and other liabilities in the statement of financial condition and the resulting interest expense is included in the statement of operations.

Leases: The Company recognizes and measures its leases in accordance with FASB ASC 842- Leases. The Company is a lessee in several non-cancellable operating leases for office space in terms in excess of 12 months. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when terms of an existing contract are changed. The Company recognizes a lease liability and right of use asset at the commencement date of the lease for those leases with a lease term of greater than 12 months. The lease liability is initially and subsequently recognized based on the present value of its future lease payments using an average discount rate of 7.86%. The Company's discount rate represents the Company's incremental borrowing rate as the Company's implicit rates of its leases are not readily determinable. The right of use asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (present value of the remaining lease payments) and amortized monthly. Lease cost for lease payments is recognized on a straight-line basis over the lease term. The Company has elected not to recognize right of use assets and liabilities for short-term leases that have a lease term of 12 months or less at lease commencement. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis.

Note 1.   Nature of Business and Significant Accounting Policies (continued)

Stock based compensation: There are employees of the Company who received stock appreciation rights (SARs) from PTFH. In 2021, 75,000 SARs, with provisions to settle in cash at the end of each vesting term, were granted to employees of the Company across three tranches as follows:

- 37,500 retention SARs with a two-year term settled on December 31, 2022.
- 18,750 performance SARs with a three-year term settled on December 31, 2023.
- 18,750 performance SARs with a four-year term settled on December 31, 2024.

PTFH releases ESOP shares directly to eligible employees of the Company on an annual basis.

Income taxes: The Company is considered a pass-through entity for federal income taxation purposes and is therefore not subject to federal income tax, but the Company may be subject to certain state taxes. FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. For the year ended December 31, 2025, management has determined that there are no material uncertain income tax positions. The Company files income tax returns in U.S. federal jurisdiction, and various states. The current and prior three tax years generally remain subject to examination by U.S. federal and most state tax authorities. The Company early adopted ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. In accordance with this ASU, the Company, as a disregarded entity, is not required to include, in their separate financial statements, amounts of current and deferred taxes. The Company's activity is included in the Form 1065 federal and state income tax returns for PTF.

Segment reporting: The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, underwriting transactions, investment banking, financial advisory, and other services. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses the statement of operations to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM monitors capital to make operational decisions around capital usage, while maintaining capital adequacy, such as whether to reinvest profits and enter new business lines. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Recent accounting pronouncements: In November 2024, the FASB issued ASU No. 2024-03 ("ASU 2024-03"), Disaggregation of Income Statement Expenses to provide more detailed information about types of expenses. ASU 2024-03 requires footnote disclosure about specific expenses in tabular format and is effective for fiscal years beginning after December 15, 2026. The Company is currently evaluating the impact of this accounting standard on its financial statements and disclosures.

Note 1.   Nature of Business and Significant Accounting Policies (continued)

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. ASU 2025-05 provides all entities with a practical expedient and entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from revenue transactions accounted for under Topic 606, Revenue from Contracts with Customers. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. ASU 2025-05 is effective for the Company, on a prospective basis, for annual reporting periods beginning in 2026 and is not expected to have a significant impact on the Company's financial statements.

Subsequent events: The Company has performed an evaluation of subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.

Note 2.   Payables to and Receivables From Clearing Broker

Amounts payable to and receivable from clearing broker at December 31, 2025, consist of the following:

	Receivable	Payable
Deposit with clearing broker	$ -	$ (500,000)
Receivable from clearing broker (cash)	8,431,031	-
Payable to clearing broker	-	463,136,729
Open trade equity on futures contracts	124,576	-
Open trade equity on TBA contracts	-	768,083
Bond interest and principal payable	-	(4,022,154)
	$ 8,555,607	$ 459,382,658

The amount payable to and receivable from the clearing brokers relates to principal transactions and is collateralized by securities owned by the Company. The Company is required to maintain a $500,000 deposit with its clearing broker-dealer.

The amount of open trade equity on TBA contracts is presented above as a net balance.

Note 3.   Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Note 3.   Fair Value Measurements (continued)

Level 1. Unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and the fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs that are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The availability of observable inputs can vary for each financial instrument and is affected by a wide variety of factors, including, without limitation, the type of security, whether the security is a new issue, the liquidity of markets, and other characteristics particular to the security or instrument. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

The following describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized. The inputs or methodology used for valuing financial instruments are not necessarily an indication of the risks associated with investing in those instruments.

Actively traded listed futures and TBA contracts are valued based on quoted market prices and are categorized in Level 1 of the fair value hierarchy. To the extent the inputs are observable and timely, mortgage-backed securities, asset-backed securities and state and municipal bonds would be categorized in Level 2 of the fair value hierarchy; otherwise, such securities would be categorized in Level 3. The fair values described herein are estimated using pricing models that discount the anticipated cash flows to present value assuming market discount rates of securities with similar characteristics. Such models use a variety of observable inputs, including but not limited to, prepayment speeds, estimated cash flows, spreads to the Treasury curve or other reference rates, underlying loans and collateral, credit rating, default rates, and loss severity rates.

The Company evaluates certificates of deposits held within its securities owned balance per the statement of financial condition at original plus accrued interest.

Note 3. Fair Value Measurements (continued)

The following table presents the Company's fair value hierarchy for assets and liabilities measured at fair value on a recurring basis as of December 31, 2025:

	Total		Quoted Prices in Active Markets (Level 1)		Significant Other Observable Inputs (Level 2)	
Receivable from clearing broker:						
Open trade equity on futures contracts	$	124,576	$	124,576	$	-
Total	$	124,576	$	124,576	$	-
Payable to clearing broker:						
Open trade equity on TBA contracts		768,083		768,083		-
Total	$	768,083	$	768,083	$	-
Securities owned:						
Agency mortgage-backed securities	$	1,035,328,152	$	-	$	1,035,328,152
State and municipal obligations		10,077,431		-		10,077,431
Non-agency mortgage-backed securities		85,162,001		-		85,162,001
Corporate securities		11,099,930		-		11,099,930
CDs		1,039,162				1,039,162
	$	1,142,706,676	$	-	$	1,142,706,676
Securities Sold:						
Non-agency mortgage-backed securities	$	909,375	$	-	$	909,375
Corporate securities		5,805,001		-		5,805,001
U.S. Treasury bonds		52,117,826		-		52,117,826
	$	58,832,202	$	-	$	58,832,202

Substantially all of the Company's other assets and liabilities are also considered financial instruments and are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy.

Note 4.   Securities Sold Under Agreements to Repurchase

The Company has entered into master repurchase agreements to finance the purchase of securities in its investment portfolio. Repurchase agreements involve the sale and simultaneous agreement to repurchase the transferred assets or similar assets in the future. The amount borrowed generally is equal to the fair value of the assets pledged less an agreed-upon discount, referred to as a "haircut." Repurchase agreements entered into by the Company are accounted for as financings and require the repurchase of the transferred securities at the close of each borrowing. The Company maintains the beneficial interest in the specific investments pledged during the term of the repurchase agreement and receives the related principal and interest payments.

In response to declines in fair value of pledged assets due to changes in market conditions or the publishing of monthly security paydown factors, lenders typically require the Company to fund cash margin accounts in order to re-establish the agreed-upon collateral requirements, referred to as margin calls. The borrowings bear interest at a variable market rate and have an open maturity date.

As of December 31, 2025, the fair value of securities posted as collateral under open repurchase agreements was approximately $337 million. Due to the short duration of securities sold under agreements to repurchase and the nature of collateral involved, the risks associated with these transactions are considered minimal.

The following table provides a detail of the remaining contractual maturity of securities sold under agreements to repurchase as of December 31, 2025:

	Overnight and Continuous	Other	Total
Securities sold under agreements to repurchase:			
Agency mortgage-backed securities	$ 315,101,271	$ -	$ 315,101,271
Non-Agency mortgage-backed securities	4,004,729	-	4,004,729
Total	$ 319,106,000	$ -	$ 319,106,000

Note 5.   Derivative Instruments

The Company uses derivative financial instruments to hedge market risk primarily due to exposure to fluctuations in interest rates in its securities inventory. The Company does not apply hedge accounting as defined by FASB as all financial instruments are marked to market with changes in fair values reflected in the statement of operations. These derivatives are recorded on the statement of financial condition in receivables from and payable to clearing broker(s). These financial instruments expose the Company to varying degrees of market and credit risk that may be in excess of the amounts recorded in the statement of financial condition.

Note 5.   Derivative Instruments (continued)

As of December 31, 2025, and for the year then ended, the Company's derivative activities had the following impact on the statement of financial condition and statement of operations:

Statement of Financial Condition:	Fair Value	Notional Value
Type		
Receivable from clearing broker:		
Interest rate futures contracts	$ 124,576	$ 348,400,000
Payable to clearing broker:		
Open trade equity on TBA contracts	768,083	567,200,827

Statement of Operations:		
Type		
Principal transactions:		
Interest rate futures contracts		$ (16,672,124)
Mortgage-backed TBA securities		(5,789,696)
		$ (22,461,820)

Mortgage-backed TBA securities are presented on a net basis. All other figures are presented gross and are not affected by offsetting.

Note 6.   Leases

The Company has obligations of a lease for office space with initial non-cancellable terms in excess of one year. The Company classifies these leases as operating leases. These operating leases may, or may not, contain renewal options. As the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term and associated payments under these renewals are excluded from lease payments. Some of the Company's operating leases for office space require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The amounts reported in other assets and accounts payable, accrued expenses and other liabilities in the statement of financial condition as of December 31, 2025, were as follows:

Operating lease right of use asset:	$ 12,570,356
Operating lease liability:	$ 14,073,964

The Company's operating lease liability was calculated as follows:

Total undiscounted lease payments:	$ 18,653,838
Less imputed interest:	(4,579,874)
Total lease liability:	$ 14,073,964

Note 6.   Leases (continued)

The Company has entered into several operating leases that extend into periods beyond one year from the date of these financial statements. The future minimum lease commitments of lease liabilities under non-cancellable operating leases as of December 31, 2025, are as follows:

Year ending December 31:		
2026	$	2,563,450
2027		2,774,619
2028		2,696,055
2029		2,487,792
2030		2,054,367
Thereafter		6,093,452
	$	18,669,735

The Company leases certain office space from its Parent. The lease is for an initial eleven-year term expiring in 2035. These leases have been classified as an operating lease and are included in the data presented above.

Note 7.   Retirement Plans

The Company participates in a profit-sharing plan operated by the Parent for the benefit of substantially all employees of the Company.

Note 8.   Related-Party Transactions

The Company has a Services Agreement with the Parent dated January 1, 2012. Included in this agreement is the cost the Company pays to the Parent for the use of office space, furniture, and equipment. In accordance with the Services Agreement, the Company and the Parent will incur expenses on behalf of one another, creating an intercompany receivable or payable balance. As of December 31, 2025, there was no such balance.

As of December 31, 2025, the Company had a receivable due from affiliates with a balance of $1,491,491, which is included in receivables from affiliates and employees in the statement of financial condition. This due from balance is the result of a Services Agreement with said affiliates for out-of-pocket legal, accounting and shipping expenses and other shared services provided by the Company. The Company also had a payable due to affiliates with a balance of $63,526, which is included in accounts payable, accrued expenses, and other liabilities. This due to balance is the result of Service Fee arrangements with said affiliates.

From time to time, the Company may provide advances to its employees. On December 31, 2025, employees owed the Company $645,777, which is included in receivables from affiliates and employees in the statement of financial condition.

Note 9.   Significant Risks and Concentrations of Risks

The Company is subject to various risks including concentrations of credit, liquidity, market, and off-balance sheet risk. The Company attempts to manage these risks on a dynamic basis.

In the event a counterparty does not fulfill its obligations the Company may be exposed to credit risk. The Company is engaged in trading with broker-dealers, banks, and other financial institutions as well as brokerage activities executed on a principal or riskless-principal basis with customers. Under the terms of its clearing agreement, the Company is required to ensure the proper settlement of counterparty transactions. Customer credit risk is partially mitigated by the use of delivery-versus-payment accounts through custodians. It is the Company's policy to review, as necessary, the credit worthiness of each counterparty with which it conducts business.

Because the Company does not clear its own securities and futures transactions, it has established accounts with a clearing broker-dealer and a futures commission merchant (collectively, the "clearing brokers") for this purpose. This can and often does result in a concentration of credit risk with these firms. However, such risk is mitigated by the obligation of each clearing broker-dealer and futures commission merchant to comply with rules and regulations of the SEC or Commodity Futures Trading Commission (CFTC), respectively. The Company attempts to manage this risk by periodically reviewing collateral requirements and removing excess funds above the minimum requirement.

Market risk arises due to fluctuations in interest rates that may result in changes in the values of financial instruments. The Company manages its exposure to market risk resulting from trading activities through the use of derivatives transactions to hedge exposure in securities inventory. The Company prepares portfolio composition reports for review by the Company's risk management function.

The Company maintains accounts with financial institutions which, at times, may exceed Federal Deposit Insurance Corporation insurance limits. The Company has not incurred any losses on these accounts in the past and does not expect any such losses in the future.

Note 10.   Commitments and Contingent Liabilities

In the ordinary course of business, the Company may be subject to various litigation and arbitration matters. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the Company's financial condition, results of operations, or net cash flows.

In the normal course of business, the Company acts as a principal in when-issued securities. Transactions relating to such commitments that were open as of December 31, 2025 and were subsequently settled had no material effect on the financial statements as of that date.

In August 2022, the Company entered into an updated debt financing agreement with a commercial bank. The agreement is for an unsecured, revolving line of credit which was originally due to mature on August 24, 2024, for $40.0 million. In January 2023, the Company amended the agreement from a one-year credit period to a two-year credit period, extending the credit and maturity date of the financing agreement to January 6, 2025 and January 6, 2026, respectively. In May 2024, the Company amended the financing agreement again extending the credit and maturity date to May 31, 2026 and May 31, 2027, respectively. In July 2025, the Company amended the financing agreement again extending the credit and maturity date to August 1, 2027 and July 31, 2028, respectively. The line of credit bears interest at a variable market rate based on the Prime Rate minus 0.25%, with a minimum interest rate of 3.25%. This amendment to the financing agreement was approved by FINRA as good regulatory capital on July 30, 2025. There were no draws on this line of credit as of or for the year needed December 31, 2025.

Note 11.   Indemnifications

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these agreements and has not recorded a contingent liability in the financial statements for these indemnifications.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company assesses the risk of loss to be remote.

Note 12.   Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). On December 31, 2025, the Company had net capital of $170,672,590, which was $167,521,030 in excess of its required net capital of $3,151,560. The Company's ratio of aggregate indebtedness to net capital was 0.28 to 1.